UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)


    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)


                    Under the Securities Exchange Act of 1934


                        PUTNAM HIGH YIELD MUNICIPAL TRUST
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   746781103
                                 (CUSIP Number)

                                James C. Roumell
                          Roumell Asset Management, LLC
                          2 Wisconsin Circle, Suite 660
                      Chevy Chase, MD 20815 (301) 656-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 July 17, 2007
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D/A

---------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 746781103                                                                                                     Page 2
---------------------------------------------------------------------------------------------------------------------------------

-------------------- ------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                                                     Roumell Asset Management, LLC
                                                                                     52-2145132
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|

                                                                                     (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3
                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS                                                 OO

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)   |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                            Maryland
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER                                 0
       SHARES        ----------------------------------------------------------------------------------------------------------
    BENEFICIALLY     ----------------------------------------------------------------------------------------------------------
      OWNED BY            8        SHARED VOTING POWER                               972,194
        EACH         ----------------------------------------------------------------------------------------------------------
      REPORTING      ----------------------------------------------------------------------------------------------------------
       PERSON             9        SOLE DISPOSITIVE POWER                            972,194
        WITH
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER                          0
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     972,194+
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                    Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                    5.1%*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON                                      IA
-------------------- ----------------------------------------------------------------------------------------------------------

+ The 972,194 shares are deemed to be owned beneficially by Roumell Asset
Management, LLC solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management, LLC has no economic interest in these shares and thus disclaims beneficial ownership thereof.

* The percentage of common shares was determined using a denominator of 19,018,783 common shares outstanding calculated on the basis of 21,131,981 common shares outstanding on May 11, 2007, as disclosed in the Tender Offer
Statement on Schedule TO filed by Putnam High Yield Municipal Trust on June 4,
2007, minus the 2,113,198 common shares accepted for repurchase pursuant to the tender offer, as disclosed in the press release attached to Amendment No. 2 to Schedule TO filed by Putnam High Yield Municipal Trust on July 16, 2007.




SCHEDULE 13D/A

-------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 746781103                                                                                                     Page 3
-------------------------------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------

1                    NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                                                    James C. Roumell and Deborah Billet-Roumell
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|

                                                                                    (b)  |_|
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3
                     SEC USE ONLY
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS                                                PF

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)    |_|

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                           United States

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
         NUMBER OF           7        SOLE VOTING POWER                             0
          SHARES     ----------------------------------------------------------------------------------------------------------
       BENEFICIALLY  ----------------------------------------------------------------------------------------------------------
         OWNED BY            8        SHARED VOTING POWER                           3,434
           EACH      ----------------------------------------------------------------------------------------------------------
         REPORTING   ----------------------------------------------------------------------------------------------------------
          PERSON             9        SOLE DISPOSITIVE POWER                        0
           WITH      ----------------------------------------------------------------------------------------------------------
                     ----------------------------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER                      3,434
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,434
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                    Not Applicable
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                    Less than 1%*
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON                                      IN
-------------------- ----------------------------------------------------------------------------------------------------------

* The percentage of common shares was determined using a denominator of 19,018,783 common shares outstanding calculated on the basis of 21,131,981 common shares outstanding on May 11, 2007, as disclosed in the Tender Offer
Statement on Schedule TO filed by Putnam High Yield Municipal Trust on June 4,
2007, minus the 2,113,198 common shares accepted for repurchase pursuant to the tender offer, as disclosed in the press release attached to Amendment No. 2 to Schedule TO filed by Putnam High Yield Municipal Trust on July 16, 2007.


         This Amendment No. 1 to Schedule 13D (this "Amendment") amends the
Schedule 13D (the "Statement") filed December 29, 2006. Except as set forth below, the information contained in the Statement remains unchanged. To the extent that any information is provided herein with respect to Putnam High Yield Municipal Trust (the "Issuer"), such information is provided based upon information that the Issuer has made publicly available.

         Capitalized terms used but not defined in this Amendment have the meaning given in the Statement. Items 4 and 5 of the Statement are hereby amended and restated in their entirety to read as follows:

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the common shares of the Issuer for investment purposes, based on their belief that the Issuer's common shares are undervalued and represent an attractive investment opportunity. The Reporting Persons may in the future request that the Issuer's management and its board of directors take the necessary actions for shareholders to realize the discount on the Issuer's common shares. The Reporting Persons may attempt to discuss such matters directly with the Issuer's management and board of directors or may propose such matters directly to the Issuer's shareholders, in each case regarding factors contributing to the current undervaluation of the Issuer's common shares and new strategies to create and maximize value for the Issuer's shareholders.

         Roumell Asset Management sold 360,860 common shares and Mr. and Mrs. Roumell sold 1,266 common shares to the Issuer in accordance with the terms of the Issuer's tender offer. The Issuer announced on June 4, 2007 that it would purchase up to 2,113,198 outstanding common shares of the Issuer, at a purchase price equal to 98% of net asset value per share (that is, the value of the Issuer's assets minus its liabilities, divided by the number of shares outstanding) determined as of the expiration date of the tender offer, net to the seller in cash, without interest. The tender offer expired on July 9, 2007 and a per share purchase price of $7.67 was determined. The Issuer completed the repurchase of its shares pursuant to the tender offer on July 17, 2007, and the Reporting Persons received $2,777,506.42 in the aggregate for shares validly tendered and repurchased by the Issuer.

         Other than the proposed merger of the Issuer with and into Putnam Managed Municipal Income Trust (the "Income Trust"), as set forth in the combined prospectus/proxy statement of the Issuer and the Income Trust dated September 17, 2007, the Reporting Persons do not have, at this time, any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, the Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their review, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then beneficially owned by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this
Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) See Items 11 and 13 of the cover pages of this Amendment, which Items are incorporated herein by reference, for the aggregate number of common shares and percentage of common shares owned by each of the Reporting Persons.

                  The percentage of common shares set forth for each Reporting Person in this Item 5 was determined using a denominator of 19,018,783 common shares outstanding calculated on the basis of 21,131,981 common shares outstanding on May 11, 2007, as disclosed in the Tender Offer Statement on Schedule TO filed by the Issuer on June 4, 2007, minus the 2,113,198 common shares accepted for repurchase pursuant to the tender offer, as disclosed in the press release attached to Amendment No. 2 to Schedule TO filed by the Issuer on July 16, 2007.

         (b) See Items 7, 8, 9 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of common shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such common shares.

                  The 972,194 common shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

         (c) During the 60-day period ended October 31, 2007, Roumell Asset Management conducted the following transaction in the Issuer's common shares. The below listed transaction was a sale and was conducted in the ordinary course of business on the open market for cash. The sale price below excludes brokerage commissions paid.

            Date             No. of Shares                  Sale Price

       October 15, 2007           1,000                       $6.9849

------------------------------------------------------------------------------

            Mr. and Mrs. Roumell did not have any transactions in the Issuer's common shares during the 60-day period ended October 31, 2007.

         (d) Roumell Asset Management's advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 972,194 common shares of the Issuer. Mr. and Mrs. Roumell have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 3,434 common shares of the Issuer.

         (e) Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.


                                James C. Roumell and Deborah Billet-Roumell, as Joint Tenants with Rights of Survivorship


Date: October 31, 2007          By: /s/ James C. Roumell
                                    ------------------------------------------
                                    James C. Roumell



                                Roumell Asset Management, LLC


Date: October 31, 2007          By: /s/ James C. Roumell
                                    ------------------------------------------
                                    James C. Roumell, President